Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

September 20, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10284
FT High Income Model Portfolio, 4Q ‘22
(the “Trust”)
CIK No. 1931295 File No. 333-266860

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the disclosure states, “The ETFs included in the portfolio have been selected by the First Trust Advisors Model Investment Committee (the “Committee”) to have exposure to different fixed income asset types, including mortgage-backed securities, investment grade corporate bonds, high-yield bonds, senior loans, ultra-short maturity bonds (bonds with a maturity of less than one year), and exposure to U.S. and non-U.S. markets.”

(a)Please clarify if “mortgage-backed securities” is a non-traditional source of income.

(b)Please explain why “investment grade corporate bonds” is included in the above-referenced disclosure since it is a traditional income source.

(c)Please clarify if “ultra-short maturity bonds” is a non-traditional source of income. Reconcile all of the investments listed in the above-referenced disclosure with the first paragraph disclosure that the Trust is focused on non-traditional asset classes.

Response:In accordance with the Staff’s comment to better clarify the selection process for the Trust, the first paragraph of the “Portfolio Selection Process” section has been revised as follows:

The portfolio consists of ETFs, the majority of which are advised by First Trust Advisors L.P., an affiliate of the Trust's Sponsor, and seeks income and total return primarily from non-traditional fixed income sources. Non-traditional fixed income sources are sources that are divergent in one or more ways from conventional practice in the broader bond-fund universe. Non-traditional fixed income sources seek to avoid losses and produce returns uncorrelated with the performance of the overall bond market. The ETFs included in the portfolio have been selected by the First Trust Advisors Model Investment Committee (the “Committee”) to have exposure to different non-traditional fixed income asset types, including mortgage-backed securities, high-yield bonds, senior loans, ultra-short maturity bonds (bonds with a maturity of less than one year), and exposure to non-U.S. markets. The Trust also invests in traditional fixed income asset types, including investment grade corporate bonds and U.S. Treasury Obligations.

2.Does the Committee use any metrics to prioritize ETFs in terms of underlying leverage of issuers, earnings and debt levels of issuers, and interest coverage of issuers?

Response:The Trust notes that the Committee does not specifically use metrics to prioritize ETFs in terms of underlying leverage of issuers, earnings and debt levels of issuers, and interest coverage of issuers. Rather, the Committee monitors and evaluates these characteristics to form an overall view for these asset types. These factors are used in combination with each other, sector valuation, and outlooks to aid the Committee in determining the allocations.

The Trust also notes the last sentence of the specified paragraph states that, “The fundamentals are closely monitored and evaluated for trends that inform the Committee if risk is improving or deteriorating in the asset type.” The disclosure then continues to state, “The factors above are not specifically weighted, but rather are considered in combination with each other to construct an overall view for each fixed-income asset type that aids the Committee in determining the allocations.”

Risk Factors

3.If the Trust will invest in emerging markets, please add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to emerging markets, appropriate disclosure will be added to the Trust’s prospectus.

4.If the Funds held by the Trust invest significantly in subprime residential mortgage loans, please add relevant risk disclosure to the Trust’s prospectus.

Response:If, based on the Trust’s final portfolio, the Trust has significant exposure to subprime residential mortgage loans, relevant disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon